SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 27 May 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Annual Financial Report announcement made on 27 May 2009

Wednesday 27 May 2009

BT Group plc

Annual Financial Report

Annual Report & Form 20-F 2009

Summary financial statement & notice of meeting 2009

Shareholder Magazine May 2009 "Forward"

Following release on 14 May 2009 of its preliminary results for the fourth quarter and year to 31 March 2009 (the Preliminary Announcement), BT announces that the above documents have been published today and are available on our website at  www.bt.com/annualreport

Copies of these documents, together with:

  the proposed new articles of association and current articles of association marked to show the changes being proposed at the Annual General Meeting (AGM); and

  the proxy forms for the AGM

have been submitted to the UKLA, and will be available shortly for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel: 020 7066 1000

In accordance with the FSA's Disclosure and Transparency Rules, additional information, including certain information in the BT Annual Financial Report for 2009 (the Annual Report) is set out in this announcement.

Additional Information

The Preliminary Announcement includes a set of condensed consolidated financial statements and a fair review of the development and performance of the business and the position of BT and the BT group.

The following information is extracted from the Annual Report (page references are to pages in the Annual Report):

1. Principal risks and uncertainties

"In common with all businesses, BT is affected by a number of risks and uncertainties, not all of which are wholly within our control. Although many of the risks and uncertainties influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.

This section highlights some of those particular risks and uncertainties affecting our business but it is not intended to be an extensive analysis of all risk and uncertainty affecting our business.  Some may be unknown to us and others, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.

We have a defined enterprise wide risk management process for identifying, evaluating and managing the significant risks faced by the group. The key features of the risk management process are provided in the statement on Internal control and risk management  on page 72. The group risk register captures the most significant risks facing the business. Each risk is assigned a senior management owner responsible for monitoring and evaluating the risk and the mitigation strategies.

In the 2008 Annual Report & Form 20-F, we highlighted 'Transformation Strategy' and 'Technological Advances' as principal risks. These are not included for 2009 because the group's transformation programme was completed during the first half of the year. In addition, as the new 21CN core network has now been completed, any ongoing risks associated with general technological advances are managed as part of the group's normal risk management process. Ongoing risks associated with the general competitive environment are set out below.

The principal risks and uncertainties should be considered in conjunction with the risk management process, the forward looking statements in this document and the Cautionary statement regarding forward looking statements  on page 148.

Competitive activity

We operate in highly competitive markets where customers can switch suppliers based on price and service levels as well as competitor activity. The profitability of these markets is declining as the competitive intensity and volatility of these markets increases.

Factors contributing to levels of competitive activity include 'resource rich' competitors from adjacent markets entering our markets; competitors emerging with radically different costs bases, capabilities, propositions and/or business models; the emergence of new technologies and products offering increased performance at lower cost; decline in market growth rates and profitability due to the current economic environment; increased levels of customer churn and reduced levels of market differentiation.

Global economic and credit market conditions

A general reduction in business activity resulting from the current economic downturn in the global economy could lead to a loss of revenue and profits for us. Our business performance could also be adversely affected by increased exposure to the default of customers and suppliers as economic conditions worsen. In addition the impact of the current credit market conditions potentially impacts our ability to access liquidity in the capital markets and increases the risk of a counterparty exposure should any counterparty default on its contractual obligations. Volatility in the currency markets also affects our revenues and costs and while appropriate actions are taken to mitigate this risk there remains ongoing exposure to foreign exchange movements.

If economic and credit conditions do not improve, we may not be able to generate sufficient cash flow, or access capital markets, to enable us to service or repay our indebtedness or to fund our other liquidity requirements. We may be required to refinance all or a portion of our indebtedness on or before maturity, reduce or delay capital expenditure or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, may adversely affect our business, financial condition, results of operations and prospects.

We expect the current economic conditions to continue for some time and we will  continue to seek to mitigate the risks that arise while identifying and exploring opportunities.

Regulatory controls

Some of our activities are subject to significant price and other regulatory controls which may affect our market share, competitive position and future profitability.

Most of our wholesale fixed-network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to other CPs. In recent years, the effect of some of these controls has been to require us to reduce our prices. We cannot provide assurance to our shareholders that the regulatory authorities will not increase the severity of the price controls, extend the services to which controls apply (including any new services that we may offer in the future), or extend the services which we have to provide to other CPs. These controls may adversely affect our market share and our future profitability.

In response to Ofcom's strategic review of telecommunications, we proposed a number of legally binding Undertakings that were accepted by Ofcom and came into force in September 2005. A number of challenging milestones in the Undertakings also remain to be delivered.

In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts or issue a direction. Third parties who suffer losses as a result of a breach may also take action against BT in the courts for damages. The timescales for achievement of a number of the milestones in the Undertakings are very challenging and we are in consultation with Ofcom and the wider communications industry about the remaining Undertakings in the context of changing industry priorities and systems capacity.

Ofcom is conducting a number of reviews which are expected to be completed during the 2010 financial year. These include review of the wholesale narrowband market, the Openreach financial framework, the wholesale line rental charge control, and the wholesale local access market. Whilst these reviews are, in our view, an opportunity to create regulatory stability, there is a risk that they may adversely affect our competitive position and future returns on our regulated copper asset base.

Further details on the regulatory framework in which we operate can be found in Regulation  on pages 26 to 27.

Major contracts

Our business may be adversely affected if we fail to perform on major customer contracts.

We have entered into a number of complex and high value networked IT services contracts with customers, increasingly won in areas which are competitive. Our pricing, cost and profitability estimates for major contracts generally include anticipated long term cost savings that we expect to achieve over the life of the contract.

These estimates are based on our best judgement of the efficiencies we expect to achieve. Any increased or unexpected costs, failures to achieve the anticipated cost savings, or unanticipated delays, including delays caused by factors outside our control, could make these contracts less profitable or even loss making, so adversely impacting our profit margins. The degree of risk increases generally in proportion to the scope and life of the contract and is typically higher in the early stages. Some customer contracts require significant investment in the early stages which is recoverable over the life of the contract.

In 2009, a failure to achieve anticipated cost savings made a number of our major contracts less profitable or even loss making, adversely impacting our profits. Contract and financial reviews were undertaken in BT Global Services, and resulted in a more cautious view of the recognition of future cost efficiencies and other changes in underlying assumptions and estimates particularly in light of the current economic outlook, resulting in significant contract and financial review charges being recognised. For more detail, see page 10.

In addition, major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies.

Substantial performance risk exists in these contracts, and some or all elements of performance depend upon successful completion of the transition, development, transformation and deployment phases. There can be delays in these phases and certain milestones may be missed which could adversely impact our profit margins and the recoverability of any capitalised contract costs. In some cases, our products and services incorporate software or system requirements from other suppliers or service providers, and failure to meet these obligations may in turn impact our ability to meet our commitments in a timely manner. Failure to manage and meet our commitments under these contracts may lead to a reduction in our future revenue, profitability and cash generation.

We may lose significant customers due to merger or acquisition, business failure or contract expiry. Failure to replace the revenue and earnings from lost customers could reduce revenue and profitability.

Security and resilience

We are critically dependant on the secure operation and resilience of our information systems, networks and data.

Any significant failure or interruption of data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations. We have a corporate resilience strategy and business continuity plans in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, extreme computer virus attack, hurricane or flooding. A failure to deliver that strategy may lead to a reduction in our profitability and there can be no assurance that material adverse events will not occur.

The scale of our business and global nature of our operations means we are required to manage significant volumes of personal and sensitive information. We also store and transmit data for our customers all of which needs to be safeguarded from potential exposure and therefore requires a high level of management and security.

Pensions

We have a significant funding obligation to a defined benefit pension scheme.

Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT's defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources. Whilst the triennial actuarial funding valuation as at 31 December 2008 has not yet been completed, as detailed on page 43, BT and the Trustee of the BTPS have agreed that deficit contributions of £525m per annum will be made over the next three years. This agreement has been approved by the Pensions Regulator.

The results of future scheme valuations and associated funding requirements will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control."

2. Note 26. Related party transactions

"Amounts paid to the group's retirement benefit plans are set out in note 29. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.

Key management personnel are deemed to be the members of the Operating Committee. Of the seven (2008 and 2007: five) members of the Operating Committee, four (2008: four, 2007: five) were members of the Board. It is the Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation is shown in the table below:

	2009	2008	2007
	£m	£m	£m
Salaries and short-term benefits	6.8	7.0	6.5
Termination benefits	2.4	-	-
Post employment benefits	2.3	1.0	1.4
Share based payments	3.6	5.0	3.2
	15.1	13.0	11.1

More detailed information concerning directors' remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on directors' remuneration (pages 64 to 69), which forms part of the financial statements.

During 2009, the group purchased services in the normal course of business and on an arm's length basis from its principal associate, Tech Mahindra Limited. The net value of services purchased was £296m (2008: £305m, 2007: £178m) and the amount outstanding and payable for services at 31 March 2009 was £89m (2008: £125m, 2007: £97m). In 2008, a cash payment of £55m was received from Tech Mahindra Limited, representing income of £28m and a prepayment of £27m."

3. Statement of Directors' responsibilities

"The directors confirm, to the best of their knowledge:

  that the consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the EU and issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group; and

  that the Report of the Directors on pages 49 to 74 includes a fair review of the information required by Rules 4.1.8-4.1.11 of the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority.

The names and functions of all of the directors are set out on pages 50 to 51."

The report of the auditors on the statutory accounts for the year ended 31 March 2009 has been delivered and is unqualified.

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 27 May 2009